MEDEFILE INTERNATIONAL, INC.
301 Yamato Road, Suite 3155
Boca Raton, Florida 33431

February 11, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-5010
Attn: Mark P. Shuman, Legal Branch Chair
          Jan Woo, Staff Attorney

Re:          Medefile International, Inc.
Form 10-K/A fir the Fiscal Year Ended December 31, 2009
Filed April 21, 2010
Form 10-Q for the Quarterly Period Ended September 30, 2010
File No.: 33-25126-D

Dear Mr. Shuman:

We hereby submit a response to certain questions raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter of comments dated December 16, 2010 (the “Comment Letter”) relating to the Company’s Form 10-K/A for the Fiscal Year Ended December 31, 2009 filed on April 12, 2010 (“Amendment No. 1 to the Form 10-K”) and the Company’s Form 10-Q for the Quarterly Period Ended September 30, 2010 filed on November 15, 2010 (the “Form 10-Q”).  Set forth below is the Company’s responses to the Staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 2 to the Form 10-K for the year ended December 31, 2009 (“Amendment No. 2 to the Form 10-K”) and Amendment No. 1 to the Form 10-Q for the quarter ended September 30, 2010 (“Amendment No. 1 to the Form 10-Q”).  For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.  We are also sending courtesy copies of this letter to you by Federal Express, together with a redline of Amendment No. 2 to the Form 10-K marked to show changes to Amendment No. 1 and Amendment No. 1 to the Form 10-Q marked to show changes to the Form 10-Q.

Form 10-K/A for the Fiscal Year Ended December 31 2009

General

1.
It appears that you issued 1,244,527,439 shares of common stock to consultants pursuant to six registration statements on Forms S-8 filed in fiscal year 2009. We note that the Form S-8 is only available for the issuance of securities to consultants or advisors who: (i) are natural persons, (ii) provide bona fide services to the company; and (iii) provide services that are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the company's securities. Please provide us a detailed analysis in your response letter as to how you concluded that the issuances of these securities were properly registered on Form S-8. Include the identities of the persons who received these shares and the services that they provided to the company.

Response:

Set forth below is a detailed analysis of the shares issued by the Company pursuant to the six registration statements which it filed on Forms S-8 in fiscal 2009 setting forth (i) the name of each individual, (ii) each individual’s relationship to the Company, (iii) the date that the shares were issued, (iv) the number of shares issued, and (v) a description of the services provided to the Company.

Name	Date	Number of Shares	Services Performed
Kevin Hauser	1/15/2009	5,008,210	Business Development
Paul Kaufman	1/15/2009	1,391,169	Operations
Michael Kainatsky	1/15/2009	834,702	Sales
Gino Villano	1/15/2009	834,702	Systems Administration
Cinthia Jiminez	1/15/2009	950,446	Accounting
Rachel Hauser	1/15/2009	5,008,210	Marketing
Milton Hauser	1/23/2009	23,988,640	CEO
Michael S. Delin	1/23/2009	3,200,000	Accounting Services
Eric Rosenfeld	1/23/2009	8,262,073	CTO
RBSM Advisors LLC (single member LLC)	1/23/2009	1,833,333	Consulting
Michael Ference	1/23/2009	23,019,620	Legal Counsel
Barbara Bobbi Anna Norris	1/23/2009	11,666,667	Business Dev. & Corp. Gov.
Kevin Hauser	1/23/2009	18,031,043	Business Development
Paul Kaufman	1/23/2009	4,889,071	Operations
Michael Kainatsky	1/23/2009	2,987,265	Sales
Gina Villano	1/23/2009	1,365,298	Systems Administration
Cinthia Jiminez	1/23/2009	1,554,621	Accounting
Rachel Hauser	1/23/2009	18,404,037	Marketing
Michael Ference	2/20/2009	2,387,467	Legal Services
Barbara Bobbi Anna Norris	2/20/2009	8,356,137	Business Dev. & Corp. Gov.
Kevin Hauser	2/20/2009	8,594,883	Business Development
Michael Kainatsky	2/20/2009	1,432,480	Sales
Gina Villano	2/20/2009	1,432,481	Systems Administration
Rachel Hauser	2/20/2009	8,594,883	Marketing
Milton Hauser	3/13/2009	45,689,216	CEO
Barbara Bobbi Ann Norris	3/16/2009	17,500,000	Business Dev. & Corp. Gov.
Kevin Hauser	3/16/2009	19,087,813	Business Development
Paul Kaufman	3/16/2009	5,828,700	Operations
Gina Villano	3/16/2009	6,999,162	Systems Administration
Rachel Hauser	3/16/2009	18,981,761	Marketing
Roman Okin	3/16/2009	9,285,714	Sales
Max Doyle	3/16/2009	2,142,857	Sales
RBSM Advisors LLC (single member LLC)	3/16/2009	8,000,000	Consulting

Name	Date	Number of Shares	Services Performed
Barbara Bobbi Ann Norris	4/17/2009	11,397,420	Business Dev. & Corp. Gov.
Michael Ference	5/05/2009	25,404,788	Legal Counsel
Kevin Hauser	5/05/2009	25,404,788	Business Development
Gina Villano	5/05/2009	4,636,711	Systems Administration
Michael Kainatsky	5/05/2009	1,666,667	Sales
Paul Kaufman	5/05/2009	875,333	Operations
Rachel Hauser	5/05/2009	25,404,788	Marketing
James Liggett	5/05/2009	2,777,778	Consulting
Eric Rosenfeld	5/05/2009	9,018,882	CTO
Barbara Bobbi Ann Norris	5/05/2009	25,000,000	Business Dev. & Corp. Gov.
Richard Hausig	5/19/2009	7,142,857	MDM Filers
Roman Okin	5/27/2009	8,000,000	Sales
Michael Ference	6/12/2009	31,716,294	Legal Counsel
Kevin Hauser	6/12/2009	31,717,125	Business Development
Rachel Hauser	6/12/2009	31,717,125	Marketing
Paul Kaufman	6/12/2009	372,289	Operations
Roman Okin	6/12/2009	8,888,889	Sales
James Liggett	6/12/2009	2,777,778	Consulting
Barbara Bobbi Ann Norris	6/23/2009	25,000,000	Business Dev. & Corp. Gov.
Kevin Hauser	7/28/2009	32,073,553	Business Development
Owen Moskowitz	7/28/2009	2,500,000	IT Consulting
Gina Villano	7/29/2009	7,000,000	Systems Administration
Roman Okin	7/29/2009	16,000,000	Sales
James Liggett	7/29/2009	5,000,000	Consulting
Michael Ference	7/29/2009	32,073,553	Legal Counsel
Barbara Bobbi Ann Norris	8/03/2009	25,000,000	Business Dev. & Corp. Gov.
Kevin Hauser	8/10/2009	25,000,000	Business Development
Rachel Hauser	8/10/2009	25,000,000	Marketing
Gina Villano	8/10/2009	4,861,111	Systems Administration
Roman Okin	8/10/2009	11,111,111	Sales
Kevin Hauser	8/21/2009	36,000,000	Business Development
Rachel Hauser	8/21/2009	36,000,000	Marketing
Gina Villano	8/21/2009	10,000,000	Systems Administration
Roman Okin	8/21/2009	16,000,000	Sales
Barbara Bobbi Ann Norris	9/22/2009	12,841,778	Business Dev. & Corp. Gov.
Kevin Hauser	12/8/2009	50,000,000	Business Developmen
Rachel Hauser	12/8/2009	50,000,000	Marketing
Gina Villano	12/8/2009	15,000,000	Systems Administration
Roman Okin	12/8/2009	15,000,000	Sales
Michael Ference	12/8/2009	10,000,000	Legal Counsel
Barry Tenzer	12/8/2009	50,000,000	Consulting
Barbara Bobbi Ann Norris	12/8/2009	20,000,000	Business Dev. & Corp. Gov.
James Liggett	12/8/2009	1,500,000	Consulting
John Andreadis	12/22/2009	55,000,000	Consulting
Niquana Noel	12/22/2009	43,500,000	Consulting
Michael Ference	12/22/2009	10,000,000	Legal Counsel
Barbara Bobbi Ann Norris	12/22/2009	10,000,000	Business Dev. & Corp. Gov
Total:		1,098,894,464

All of the above issuances were made to natural persons (or entities controlled by a single natural person) that provided bona fide services to the Company that were not in connection with the offer or sale of securities in a capital raising transaction and did not directly or indirectly maintain a market for the Company’s securities.

2.
We note that Milton Hauser resigned as President, Chief Executive Officer and director of the Board of Directors on August 15, 2010. Please advise why you have not filed a Form 8-K under Item 5.02 regarding the departure of this executive officer and director. In addition, explain the effect of Mr. Hauser's resignation on his right to receive 10,000 shares of Series A preferred stock pursuant to his employment agreement.

Response:

Milton Hauser’s resignation was reported in the Company’s 10-Q for the quarter ended June 30, 2010 in accordance with Item 5 of Form 10-Q. Following his resignation, Milton Hauser is no longer entitled to receive the 10,000 shares of Series A preferred stock

Item 1A. Risk Factors, page 6

3.
It appears that you are not registered under Section 12 of the Exchange Act. Please tell us what consideration you have given to adding a risk factor that alerts investors that you are subject to Section 15(d) of the Securities Exchange Act and, accordingly, will not be subject to the proxy rules, Section 16 short-swing profit provisions, going-private regulation, beneficial ownership reporting, and the bulk of the tender offer rules.

Response:

In response to the Staff’s comment, the Company has included the following risk factor in Amendment No. 2 to the Form 10-K:

Because our Common Stock is not registered under the Exchange Act, we will not be subject to the federal proxy rules and our directors, executive offices and 10% beneficial holders will not be subject to Section 16 of the Exchange Act. In addition, our reporting obligations under Section 15(d) of the Exchange Act may be suspended automatically if we have fewer than 300 shareholders of record on the first day of our fiscal year.

Our Common Stock is not registered under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), and we do not intend to register our Common Stock under the Exchange Act for the foreseeable future (provided that, we will register our Common Stock under the Exchange Act if we have, after the last day of our fiscal year, more than 500 shareholders of record, in accordance with Section 12(g) of the Exchange Act). As a result, although, upon the effectiveness of the registration statement of which this prospectus forms a part, we will be required to file annual, quarterly, and current reports pursuant to Section 15(d) of the Exchange Act, as long as our Common Stock is not registered under the Exchange Act, we will not be subject to Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the Securities and Exchange Commission (“SEC”) a proxy statement and form of proxy complying with the proxy rules. In addition, so long as our Common Stock is not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding Common Stock will not be subject to Section 16 of the Exchange Act. Section 16(a) of the Exchange Act requires executive officers and directors, and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4 and 5 respectively. Such information about our directors, executive officers, and beneficial holders will only be available through this (and any subsequent) registration statement, and periodic reports we file thereafter.  Furthermore, so long as our Common Stock is not registered under the Exchange Act, our obligation to file reports under Section 15(d) of the Exchange Act will be automatically suspended if, on the first day of any fiscal year (other than a fiscal year in which a registration statement under the Securities Act has gone effective), we have fewer than 300 shareholders of record. This suspension is automatic and does not require any filing with the SEC. In such an event, we may cease providing periodic reports and current or periodic information, including operational and financial information, may not be available with respect to our results of operations.

Item 3. Legal Proceedings, page 9

4.
You disclose that you are involved in a legal proceeding commenced by the Consumer Protection Corporation for an alleged unsolicited facsimile concerning the company. Please provide us with a meaningful description of the relief and amount of damages sought by the plaintiff in accordance with the Telephone Consumer Protection Act, and tell us the name of the court in which the proceeding is taking place. Confirm that you will include this information in future filings.

Response:

In response to the Staff’s comment, the Company has included the following additional disclosure in Amendment No. 2 to the Form 10-K:

The legal proceeding was initiated by the Consumer Protection Corporation in the Superior Court in the State of Arizona, County of Maricopa. The plaintiffs were seeking damages consisting of (i) $500 for each member of the class for incidental statutory damages for each individual unsolicited fax received and (ii) additional damages of $1,500 for each member of the class. On or about May 14, 2010, the Company settled this matter for $1,500.

In addition, the Company hereby confirms that it will include such expanded disclosure in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 14

5.
You state that if additional financing is not available or is not available on acceptable terms, you will have to curtail your operations. Please tell us the minimum amount that you believe will be needed to continue operations for the next 12 months and the minimum period of time that you will be able to conduct operations using currently available capital resources, if less than 12 months. Quantitative information should be provided to enable investors to assess the company's financial condition and the challenges it will confront in pursuing the business. Confirm that you will include disclosure in future filings regarding your short and long-term cash requirements and maintain operations for the next 12 months. Please see Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

Response:

The Company currently estimates that it will require approximately $650,000 to continue its operations for the next twelve months.  Based upon the Company’s current cash-on-hand of $511,000, the Company expects that it will be able to conduct its operations using currently available resources for approximately the next 9 months. In addition, the Company hereby confirms that it will include disclosure in future filings regarding its short and long-term cash requirements and maintain operations for the next twelve months.

Item 10. Directors, Officers and Corporate Governance, page 19

6.
We note that you have not disclosed biographical information regarding Kevin Hauser and Peter LoPrimo. In the response letter, please provide the information required by Item 401 of Regulation S-K regarding each executive officer, director, and significant employee, and confirm that you will include such disclosure in future filings.

Response:

The Company hereby confirms that it will disclose the following biographical information regarding Kevin Hauser in its future filings:

Kevin Hauser, Chairman, President & CEO

Kevin has been working with MedeFile since 2005.  Kevin has been instrumental in developing business and key components of the Personal Health Record industry since that time.  Prior to joining MedeFile in early 2005 as the Company's Director of Business Development, Kevin worked primarily with Raymond James Financial Services. In 1996, Kevin established a branch office for Raymond James in New York City's Wall Street district. Earning placement in Raymond James' President Club, Kevin was the youngest Independent Sales Associate to receive that honor at that time. Kevin attended the George Washington University from 1990-1994.

Peter LoPrimo resigned as the Company’s Vice-President, Sales and Marketing effective July 31, 2008.  Accordingly, the Company was not required to include biographical information for Mr. LoPrimo in its Form 10-K for the year ended December 31, 2009 in accordance with Item 401 of Regulation S-K.

Item 13. Certain Relationships and Related Transactions and Director Independence, nape 27

7.
It appears that several of the executive officers are immediate family members of each other, the majority shareholder and its affiliates, and lenders of the company. Please confirm that you have disclosed all of the relationships required by Item 401(d) of Regulation S-K and all of the related party transactions required by Item 404(d) of Regulation S-K. Please take care to consider employment of family members who are related parties within Item 404in responding to this comment. Note that Item 404(d) requires information regarding related party transactions in which the amount exceeded the lesser of $120,000 or one percent of the average of the company's total assets at year end for the last two completed fiscal years.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 2 to the Form 10-K to include disclosure regarding the Company’s employment agreement with Rachel Hauser, the daughter-in-law of the Company’s Chief Executive Officer.

Item 13. Exhibits, page 29

8.
Please ensure that the exhibit index in future filings lists each exhibit required in the Form 10-K. For example, we note that the exhibit list does not include the amendment to the Articles of Incorporation filed in the Form 8-K on January 23, 2009, nor the employment agreements filed as exhibits to the Form 8-K filed on January 16, 2009. See Regulation S-K Compliance and Disclosure Interpretation Question 146.02.

Response:

The Company hereby confirms that the exhibit index in future filings will list each exhibit required in the Form 10-K.

9.
Please tell us why you have not filed the Demand Notes with an unnamed individual for $75,000, Digital Health Inc. for $321,993, and Cybervault LLC for $44,771. See Item 601(b) (10) of Regulation S-K. Tell us what consideration you have given to identifying the unnamed lender in the filing.

Response:

In response to the Staff’s comment, the Company has disclosed the name of the individual, Shimiel Roth in Amendment No. 2 to the Form 10-K. In addition, the Company has included the Demand Notes with Shimiel Roth, Digital Health Inc. and Cybervault as exhibits to Amendment No. 2 to the 10-K.

Exhibit 31.1

10.
In future filings please ensure that the certifications by the chief executive and chief financial officers are set forth exactly as they appear in Item 601(b) (31) of Regulation SK. We note, among other variations, that paragraph 5(a) of your certification omits the reference to material weaknesses and states that the significant deficiencies “could,” rather than reasonably likely, adversely affect the registrant.

Response:

The Company hereby confirms that the certifications by its chief executive officer and chief financial officer in future filings will set forth exactly as they appear in Item 601(b)(31) of Regulation S-K.

Form 10-0 for the Quarterly Period Ended September 30, 2010 Item 4T. Controls and Procedures, page 17

11.
It appears that you have provided disclosure as of June 30, 2010, rather than September 30, 2010. Please amend the Form 10-Q to disclose whether the chief executive and chief financial officers evaluated your disclosure controls and procedures as of the period ended September 30, 2010 and, if so, management's conclusion as to the effectiveness of the disclosure controls and procedures.

Response:

In response to the Staff’s comment, the Company has amended its disclosure in the Form 10-Q/A to disclose that its chief executive officer and chief financial officer evaluated its disclosure controls and procedures as of the period ended September 30, 2010 and management’s conclusions as to the effectiveness of the disclosure controls and procedures.

12.
We note that in the Forms 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010, you disclosed that the principal executive officer and principal financial officer concluded that your disclosure controls and procedures were not effective. In future filings, please disclose the basis for your conclusion including the nature of any material weaknesses. Disclose when the material weakness was identified, by whom it was identified and when the material weakness first began. Discuss the timeline for remediation of the material weakness and whether you expect any material costs associated with remediation.

Response:

The Company hereby confirms that in future filings it will disclose the basis for its conclusions including the nature of any material weaknesses.  In addition, the Company will disclose when the material weakness was identified, by whom it was identified and when the material weakness first began. The Company will also discuss the timeline for remediation of the material weakness and whether it expects any material costs associated with remediation.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (561)912-3393.

Sincerely,

By:	/s/ Kevin Hauser
Kevin Hauser
Chief Executive Officer